Novacea, Inc.

400 Oyster Point Boulevard, Suite 200

South San Francisco, CA 94080

December 24, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler
Sebastian Gomez Abero

Re:	Novacea, Inc.
Registration Statement on Form S-4
File No. 333-153844

Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (No. 333-153844) (the “Registration Statement”) of Novacea, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4 p.m., Washington, D.C. time, on December 29, 2008, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

The Company acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 24, 2008

Please do not hesitate to call Mark Roeder at (650) 463-3043 if you have any questions regarding this request.

Very truly yours,

/s/ Edward C. Albini

Edward C. Albini
Vice President and Chief Financial Officer

cc:	John P. Walker, Novacea, Inc.
Alan Mendelson, Esq., Latham & Watkins LLP
Mark Roeder, Esq., Latham & Watkins LLP